AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 25, 2000

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                          Under Section 14(d)(4) of the
                         Securities Exchange Act of 1934

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                              BUSH BOAKE ALLEN INC.
                            (Name of Subject Company)

                              BUSH BOAKE ALLEN INC.
                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    123162109
                      (CUSIP Number of Class of Securities)

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                              Dennis M. Meany, Esq.
                  Vice President, General Counsel and Secretary
                              Bush Boake Allen Inc.
                                7 Mercedes Drive
                           Montvale, New Jersey 07645

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                    on Behalf of the Person filing Statement)

                                 WITH A COPY TO:

                             Robert B. Schumer, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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PRELIMINARY COMMUNICATIONS MADE BEFORE COMMENCEMENT OF A TENDER OFFER:

                  INTERNATIONAL FLAVORS & FRAGRANCES TO ACQUIRE
                        BUSH BOAKE ALLEN FOR $970 MILLION

NEW YORK (September 25, 2000) -- International Flavors & Fragrances Inc. ("IFF") (NYSE: IFF) and Bush Boake Allen Inc. ("BBA") (NYSE: BOA) today announced that their Board of Directors have approved a definitive merger agreement, under which IFF will acquire all of the outstanding shares of BBA for $48.50 per share in cash. This represents approximately $970 million in the aggregate for BBA's outstanding equity based upon BBA's approximately 19.9 million common shares outstanding on a fully diluted basis. IFF anticipates completing the transaction in the fourth quarter of 2000. The transaction will be accounted for as a purchase. IFF expects the transaction to be cash accretive in 2001 and accretive to reported earnings per share in 2002.

Under the terms of the merger agreement, IFF will commence a tender offer for all of the outstanding shares of BBA common stock not later than October 10, 2000. International Paper Company (NYSE: IP), which owns approximately 68% of the outstanding common stock of BBA, has agreed with IFF to tender its shares of BBA common stock in the tender offer.

With this combination, IFF will become the #1 company in flavors in the world and enhance its already premier #1 position in fragrances. The Company will have 6,600 employees and 120 locations with operations in 48 countries. On a 1999 pro forma basis, IFF will have annual revenues of approximately $1.9 billion.

Richard A. Goldstein, Chairman and Chief Executive Officer of IFF, said, "This is the right transaction at the right time for IFF. Over the 125 days since I joined IFF, I have visited numerous company locations around the world, meeting with co-workers and customers. During that time, I emphasized our commitment to take the necessary steps to ensure that IFF remains the standard by which all others are measured in the flavor and fragrance industry. This transaction will be a catalyst to accelerate change. It is an opportunity for us to reinvent ourselves, enhance our leadership position, and increase shareholder value. By utilizing the best practices of both IFF and BBA, we will raise the bar for our company and this industry."

Mr. Goldstein continued, "BBA provides IFF with complementary products and an increased scale of operations in important markets. Moreover, the combined company will be better able to serve our global customers. BBA has proven its ability to profitably grow its substantial flavors business, and its position in fragrances complements our leadership in the fragrance industry. BBA also offers a strong presence in key markets that we have targeted for growth, especially India. On a broader level, this transaction creates significant cost savings opportunities and a reduced cost base from which IFF can operate more efficiently. With BBA, we are better positioned for long-term growth and increased profitability."

Julian W. Boyden, Chairman, President and Chief Executive Officer of BBA, said, "We believe that IFF is the ideal partner for BBA. Our Board conducted an extensive process. We found that this combination meets our goal of delivering value to our shareholders. Our customers will be well

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served by the complementary nature of our products and geographic scope. We look forward to working with the IFF team to ensure a rapid and seamless integration of our companies."

Mr. Goldstein concluded, "We welcome Julian and his team to the IFF family. We believe that they will be valuable additions, and we look forward to working with them to ensure a rapid completion of this transaction and a smooth transition."

The Company expects ultimate cost savings of approximately $70 million, approximately half of which are expected to be realized in 2001. These savings would be achieved primarily through the consolidation of facilities, optimization of capacity, reduced selling, general and administrative expenses, and supply chain rationalization.

Mr. Boyden will join IFF's executive management team as Executive Vice President and will focus initially on the integration of BBA and IFF. In this capacity, Mr. Boyden will head the integration team and report to Mr. Goldstein.

The tender offer will be subject to conditions including tender of shares of BBA common stock representing at least 66 2/3% of the fully diluted BBA common stock, expiration or termination of the Hart-Scott-Rodino Antitrust Improvements Act waiting period and other customary conditions. The merger agreement provides that following completion of the tender offer and receipt of stockholder approval, if required, BBA will become a wholly owned subsidiary of IFF. In the merger, each share of BBA common stock not tendered in the tender offer would be converted into the right to receive $48.50 per share in cash.

Citibank/Salomon Smith Barney has agreed to provide the financing for the transaction.

Morgan Stanley Dean Witter acted as financial advisor to IFF. Credit Suisse First Boston acted as financial advisor to BBA. Skadden, Arps, Slate, Meagher & Flom acted as legal advisor to IFF. Paul, Weiss, Rifkind, Wharton & Garrison acted as legal advisor to BBA.

Bush Boake Allen Inc., which conducts operations on six continents, has 60 locations in 38 countries worldwide. The Company supplies flavors and fragrances to the world's leading consumer products companies for use in foods, beverages, soaps, detergents, cosmetics, toiletries, personal care items and related products. Its aroma chemicals, natural extracts and essential oils serve as raw materials for a wide range of compounded flavors and fragrances. The Company had 1999 worldwide sales of $499 million.

IFF is the world's leading creator and manufacturer of flavors and fragrances used by others to impart or improve flavor or fragrance in a wide variety of consumer products. The Company has sales, manufacturing and creative facilities in more than 35 countries worldwide with sales of $1.44 billion in 1999.

Statements in this release which are not historical facts or information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and are subject to risks and uncertainties that could cause IFF's actual results to differ materially from those

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expressed or implied by such forward-looking statements. Risks and uncertainties with respect to IFF's business include general economic and business conditions, the price and availability of raw materials, and political and economic uncertainties, including the fluctuation or devaluation of currencies in countries in which IFF does business.

Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release, when they become available because they will contain important information. The tender offer statement will be filed by IFF with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by BBA with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by IFF and BBA at the SEC's website www.sec.gov.

The tender offer statement and related materials may be obtained for free by directing such requests to IFF. The solicitation/recommendation statement and such other documents may be obtained by directing such requests to BBA.

FINANCIAL ANALYST CONFERENCE
There will be a financial analyst conference call today at 4:30 PM EDT. It can be monitored via the world wide web at www.IFF.com. The reservation number for the webcase is 16451802. Real Network's Real Player or Microsoft Media Player is required to access the webcast. They can be downloaded from www.real.com or www.microsoft.com/windows/mediaplayer.

CONTACTS FOR IFF                                  CONTACTS FOR BBA

Douglas J. Wetmore                                Fred W. Brown
212-708-7145                                      201-782-3363

Joele Frank/Barrett Godsey                        Kennedy M. McHugh
Joele Frank, Wilkinson Brimmer Katcher            201-782-3364
212-355-4449


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Certain statements in this press release, including statements about the proposed acquisition agreement, constitute "forward-looking statements" within the meaning of the Private Securities Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors including those factors in Bush Boake Allen Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 25, 2000 and other reports and filings with the Securities and Exchange Commission. There can be no assurance that the transactions contemplated by the merger agreement, which is subject to numerous conditions, will be completed.

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THE TENDER OFFER FOR THE OUTSTANDING SHARES OF BUSH BOAKE ALLEN INC. COMMON
STOCK DESCRIBED IN THIS ANNOUNCEMENT HAS NOT YET COMMENCED. AT THE TIME THE OFFER IS COMMENCED, THE OFFEROR WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE SECURITIES AND EXCHANGE COMMISSION AND BUSH BOAKE ALLEN INC. WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER ON
SCHEDULE 14D-9. SECURITY HOLDERS SHOULD READ EACH OF THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT WHEN IT IS AVAILABLE BECAUSE EACH CONTAINS IMPORTANT INFORMATION. SECURITY HOLDERS CAN OBTAIN THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER FILED DOCUMENTS FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV. OTHER FREE DOCUMENTS AVAILABLE AT SUCH WEBSITE INCLUDE BUSH BOAKE ALLEN INC.'S PERIODIC REPORTS FILED UNDER THE SECURITIES EXCHANGE ACT OF 1934.


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